
May 19, 2025

Russell Ford
Chief Executive Officer
StandardAero, Inc.
6710 North Scottsdale Road, Suite 250
Scottsdale, AZ 85253

      Re: StandardAero, Inc.
          Draft Registration Statement on Form S-1
          Submitted May 15, 2025
          CIK No. 0002025410

Dear Russell Ford:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jenny O'Shanick at 202-551-8005 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Manufacturing

cc: Jason M. Licht